BÖHLER UDDEHOLM

07026661


SEC MAIL
RECEIVED
PROCESSING
SEP 10 2007
WASH. D.C.
186
SECTION

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
U.S.A.

Monday, September 03, 2007
Tel: +43/1/7986901-22707, Fax: +43/1/7986901-22713
Rule 12g3-2(b) Submission of **Böhler-Uddeholm AG**
(the Company) File No. 82-[**4089**]

SUPPL

Dear Ladies and Gentlemen,

in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed a copy of our Report on the first two quarters 2007 and the corresponding Release to the press.

This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at Böhler-Uddeholm AG, 0043 1 798 6901-22707 or Antonio D'Amico of Skadden, Arps, Slate, Meagher & Flom in London at 011-44-171-248-9929 if you have any comments of questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return it to Ms. Hatrina D. Buerkle, Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D.C. 20005.

PROCESSED
SEP 24 2007
THOMSON
FINANCIAL

Best regards,
BÖHLER-UDDEHOLM Aktiengesellschaft
Investor Relations & Corporate Communications

Randolf Fochler

Eveline Ludwig

9/19

Enclosures:
cc: Antonio D'Amico, Esq.

BÖHLER-UDDEHOLM Aktiengesellschaft
Modecenterstrasse 14/A/3, A-1030 Vienna, Austria
Phone +43 1 798 69 01-22707; Fax +43 1 798 69 01-22713
e-Mail: randolf.fochler@bohler-uddeholm.com; http://www.bohler-uddeholm.com
FN 78568t, DVR-Nr. 55107, UID-Nr. ATU 36927509

BÖHLER UDDEHOLM

PRESS RELEASE

Böhler-Uddeholm announces results for the First Six Months of 2007:

- **Order intake reaches all-time high**
- **Increase in sales and earnings**
- **Best half-year in the history of the Group**
- **Record year in sight for 2007**
- **New ownership structure – new financial calendar**

Vienna, 3 September 2007 – The Böhler-Uddeholm Group has followed best ever results for the first quarter of 2007 with record sales and earnings in the second quarter of this year. This development was supported by sustained robust demand in international markets as well as the continuing high level of prices and a steady improvement in the product mix. The Group's broad-based investment program and strict cost control measures also contributed to this positive development. As a result, Böhler-Uddeholm has closed the best half-year in the history of the Company.

In the second quarter of 2007 (April – June) order intake rose from 650.4 m€ by 36% to 884.3 m€. In total, order intake for the first half of 2007 reached 1,764.7 m€, for an increase of 31% over the 1,352.1 m€ recorded for the first six months of 2006. Order backlog equaled 1,150.2 m€ as of 30 June 2007, which is 46% higher than the 790.1 m€ recorded as of 30 June 2006. The utilization of capacity is excellent in all four divisions of the Group and, in several product segments, orders extend into 2009.

Sales recorded by the Böhler-Uddeholm Group rose from 1,548.4 m€ by 18% to 1,821.2 m€ in the first half of 2007. This increase was generated entirely by organic growth. The development of sales supported an increase in earnings before interest and tax (EBIT) from 173.6 m€ by 32% to 229.1 m€. The EBIT margin reached 12.6% for the first half of 2007, compared with 11.2% in the first half of 2006.

Earnings before tax (EBT) increased from 161.1 m€ by 32% to 213.1 m€. The tax rate for the Böhler-Uddeholm Group remained unchanged at 28%. Net income for the period rose from 116.0 m€ by 32% to 153.4 m€ for the first six months of 2007.

Böhler-Uddeholm completed a large part of its extensive investment program during the first half of 2007 as planned. The major projects included a new rolling mill at the Brazilian plant in Sumaré (Villares Metals S.A.), a forging press and electro-slag re-melting unit at the Austrian plant in Kapfenberg (Böhler Schmiedetechnik GmbH & Co KG, Böhler Edelstahl GmbH & Co KG) and a production facility for welding consumables in the Chinese city of Suzhou (Böhler Thyssen Welding Technology Co. Ltd.). Investments made by the Group during the reporting period totaled 79.2 m€, and matched the comparable prior year period. Capital expenditure is expected to total approximately 220 m€ in full-year 2007.

Outlook.

Based on the solid results recorded for the first six months of 2007, the management of Böhler-Uddeholm AG expects similar developments during the second half of this year. From today's point of view, demand should remain at high levels, above all from customers in the energy generation, oil field service, aircraft and machinery construction sectors. This should lead to new records for sales and earnings in the 2007 full-year. However, the management

board continues to monitor exchange rate fluctuations as well as the development of energy and raw material prices, which could represent risk factors over the coming months.

Overview of Core Businesses.
Steady economic growth supported a further increase in sales volumes for the *High Performance Metals Division* during the second quarter of 2007. Prices remained unchanged at a high level – including the cost of alloys, whereby the nickel price became increasingly volatile before the summer. The division's markets in Europe and Latin America were characterized by strong demand across all major product segments. Growth in Asia was triggered above all by the markets in China and India, while the development of business was somewhat subdued by foreign exchange effects in Japan and a generally reserved investment climate in Thailand. In North America the demand for high-speed steel and special steel was sound, but sales volumes of tool steel again failed to meet expectations. The primary drivers for growth were the energy generation, chemical, oil field technology, aircraft, machinery and tool construction industries. Momentum also accelerated in the automotive industry, with the exception of North America. This largest division in the Böhler-Uddeholm Group closed the first half of 2007 with a significant increase in sales, earnings and order intake.

The *Welding Consumables Division* recorded an improvement in results over the excellent first three months of this year, with growth reported in all relevant product and customer segments during the second quarter of 2007. The energy sector represents the strongest driver by far for this division, in particular the power plant construction, petrochemical, chemical, offshore and LNG tank sectors. Demand remained sound during the second quarter, primarily for medium and high-alloyed welding consumables – this applies to welding electrodes as well as welding wire. A regional analysis shows dynamic growth in markets in Europe, North America and Asia. The Welding Consumables Division was able to utilize this favorable operating environment to increase sales volumes, while holding prices at a stable level. Sales, earnings and order intake of the division reached new record figures during the first half of 2007.

The positive development of business in the *Precision Strip Division* continued during the second quarter of 2007, leading to a slight year-on-year increase in sales for the first six months of 2007. Order intake rose by a substantial amount due to a steady increase in demand in all core markets, whereby the highest growth was recorded in the European countries and here above all in Germany. An analysis of the individual product segments shows particularly strong sales of strip steel for saws used in machinery and housing construction as well as special strip steels for the watch industry, paper production and printing branch. The Precision Strip Division was able to maintain earnings at the high prior year level despite a further increase in raw material prices and the temporary interruption of production at Wetzlar (Germany) following a fire. In spite of these factors, this division still recorded the highest profitability of all Group divisions.

The operating environment for the *Special Forgings Division* remained favorable in all core markets during the second quarter of the reporting year. Demand from the aircraft industry continued at a sound level, although the Euro-Dollar exchange rate had a negative effect on earnings margins. In the turbine construction branch, demand rose continuously and sales volumes to producers of utility vehicles and machinery also increased. These developments allowed the Special Forgings Division to record a year-on-year increase in sales, earnings and order intake for the first six months of 2007. Strict cost reduction measures and appropriate price increases also supported a slight improvement in profitability.

New ownership structure – new financial calendar.
June 2007 marked the majority takeover of Böhler-Uddeholm AG by voestalpine AG after the previous major shareholder – BU Industrieholding GmbH – had sold its stake to voestalpine. The majority acquisition by voestalpine through a voluntary public takeover bid was

welcomed and supported by the Management Board of Böhler-Uddeholm AG. The measures to integrate Böhler-Uddeholm as a subgroup in the voestalpine Group started during July and are proceeding rapidly. The rights of the minority shareholders will remain in effect without limitation, independent of these steps.

As a result of the majority takeover, Böhler-Uddeholm will adjust its financial calendar to match voestalpine. The first step will represent the announcement of results for the first three quarters on 13 November instead of 12 November 2007. This change will allow Böhler-Uddeholm to publish its results for the first three quarters of 2007 at the same time as voestalpine announces results for the first two quarters of the 2007/08 business year. Furthermore, the financial year of Böhler-Uddeholm will be synchronized with the financial year of voestalpine (1 April to 31 March instead of 1 January to 31 December). This recommendation will be placed before the shareholders of Böhler-Uddeholm for approval at an extraordinary general meeting on 20 September 2007.

For additional information contact: BÖHLER-UDDEHOLM AG, Investor Relations & Corporate Communications, Randolf Fochler, Telephone: +43 1 798 69 01-22707

The full report on the first six months of 2007 is available at www.bohler-uddeholm.com under "News & Links"

Key Figures for the First Six Months of 2007 (January – June)

in m€	First Half 2006	**First Half 2007**	Change
Net sales	1,548.4	**1,821.2**	18%
EBITDA	224.0	**284.2**	27%
EBITDA margin	*14.5%*	***15.6%***	
EBIT	173.6	**229.1**	32%
EBIT margin	*11.2%*	***12.6 %***	
EBT	161.1	**213.1**	32%
Net income for the period of which minorities	116.0 1.1	**153.4** **0.7**	32% (36%)
Order intake	1,352.1	**1,764.7**	31%
Order backlog	790.1	**1,150.2**	46%
Employees	14,219	**14,772**	4%

Key Figures for the Second Quarter of 2007 (April – June)

in m€	Q2 / 2006	**Q2 / 2007**	Change
Net sales	766.3	**926.0**	21%
EBITDA	118.9	**147.4**	24%
EBITDA margin	*15.5%*	***15.9%***	
EBIT	93.7	**119.1**	27%
EBIT margin	*12.2%*	***12.9%***	
EBT	86.6	**111.3**	29%
Net income for the period of which minorities	62.5 0.6	**80.1** **0.4**	28% (33%)
Order intake	650.4	**884.3**	36%

END